Mail Stop 4561

April 5, 2007

Michael J. Rapisand
Corporate Secretary and Chief Financial Officer
Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, Texas 78728

>   **Re: Xplore Technologies Corp.**
>   **Amendment No. 3 to Form S-4**
>   **Filed on March 19, 2007**
>   **File No. 333-138675**

We have reviewed your amendment to Form S-4 and have the following comments. Please note that all references to prior comments refer to our comment letter issued March 2, 2007.

United States Tax Consequences, page 35

1. We note your response to prior comment 6 of our letter dated March 2, 2007 and your revisions on page 36. Please revise the first paragraph under the subheading "Code Section 368 Reorganization Provisions" to indicate clearly that the conclusions as to the U.S. federal income tax consequences of the reorganization are those of Thelen Reid Brown Raysman & Steiner LLP. The related disclosure should more clearly indicate whether and under what circumstances the reorganization will be non-taxable. If it is counsel's opinion that the reorganization will not be taxable unless "more than one percent of [y]our shareholders" dissent, state this conclusion at the outset. Then, provide counsel's opinion concerning alternative tax consequences when more than one percent of the holders dissent. You state that if more than one percent of the holders dissent, the tax-free treatment "could be in doubt."   Please explain the source and extent of the uncertainty in that event. Describe the circumstances in which exercises of dissenters' rights would result in a taxable transaction. To the extent counsel cannot render a "will" opinion, consider whether risk factor and/or other appropriate disclosure should be included.

2. Please clarify whether your reference to "one percent of the shareholders" refers to "the holders of more than one percent of the shares entitled to vote on the transaction," or to some other more precise measure.

Business

Sales, page 53

3. Please refer to prior comment 7 of our letter dated March 2, 2007. We note your revisions to this section and reissue our prior comment in part. Please revise the disclosure, consistent with your response, to define more clearly who your customers are. Clarify that your customers are predominately VARs, or, as you describe them on page 53, distribution partners, and that in limited circumstances the Company sells directly to the end-user. Quantify to the extent possible what portion of your revenues is generated from distribution partners versus end-users. Finally, tell us what criteria was used in selectively identifying the distribution partners or customers listed on page 53.

Changes in and Disagreements with Accountants in Accounting and Financial Disclosure under Canadian GAAP, page 76

4. We note that the Company changed your disclosures to indicate that Deloitte & Touche, LLP resigned as the Company's auditors on April 11, 2005. We note further note your disclosures on page 61 and in Note 3 with regards to the June 2005 notification received from the Ontario Securities Exchange ("OSC"). In the letter filed as Exhibit 16, D&T refers to the OSC's review of the Company's financial statements in December 2001 and January 2002 when they indicate that June 2005 was not the first review undertaken by the OSC. Based on the information provided in your response to prior comment 22 in our letter dated March 2, 2007, it appears that the June 2005 notification was an Enforcement Investigation Notice from the OSC that was the culmination of the review process which began with the December 2001 letter referred to by D&T. Please revise your disclosures to clarify. Also, please provide your former auditors with a copy of your revised disclosures and include and updated Exhibit 16 letter in your next amendment.

Executive Compensation, page 78

5. We note that you have not updated your disclosure to comply with the Commission's new executive compensation and related person disclosure rules (Item 402 and 404, respectively). See generally Release No. 33-8732A (September 8, 2006). In light of the fact that this registration statement is being pre-effectively amended after December 15, 2006 and your fiscal year-end was March 31, 2007, please revise your executive compensation and related person

disclosure in your prospectus to comply with the newly adopted executive compensation and related person disclosure rules for your most recent fiscal year. See Section VII. of Release No. 33-8732A (September 8, 2006) and Release No. 33-8765 (December 22, 2006).

Compensation Committee Interlocks and Insider Participation, page 81

6. Please refer to prior comment 10 of our letter dated March 2, 2007. Please review Item 407(e) of Regulation S-K relating to Corporate Governance and provide the information required there under. Note specifically that Item 407(e)(4) describes the information that should be included under Compensation Committee Interlocks and that Item 407(e)(4)(iii) requires that you indicate each committee member who had any relationship requiring disclosure under any paragraph of Item 404 and that the disclosure required by Item 404 shall accompany such identification.

Interim Financial Statements

Note 5 – Debentures, page F-7

7. We note your response to prior comment 13 of our letter dated March 2, 2007 where you indicate that the Company believes that for accounting measurement purposes the commitment date for the terms of a transaction is commensurate with the timing of the Toronto Stock Exchange's (TSX) approval of such transaction. With regards to this information, please explain the following:

   - Tell us how you considered Issue 4 of EITF 00-27 and paragraph 540 of SFAS 133 in determining the commitment date. It is not clear how the approval from the TSX of the terms of the transaction is the same as a legally binding, firm commitment entered into between two unrelated parties as defined by SFAS 133. Please explain

   - Tell us the date(s) you entered into agreements with the debenture holders to convert the outstanding debentures.

   - Notwithstanding your response to the first bullet point, tell us which date you believe to be the commitment date for the recapitalization transaction. In this regard, we note that on March 14, 2006, the TSX determined the price at which the securities could be offered (US $0.34) but they did not approve the transaction until April 4, 2006 and such approval was subject to shareholder approval, which was obtained on May 23, 2006. Please provide the trading price of the Company's stock (in both US and Canadian dollars) at each of the following dates; April 4, 2006, May 23, 2006 and May 30, 2006 (the date the recapitalization was consummated).

- Tell us the trading price of the Company's common stock (in both US and Canadian dollars) on August 9, 2006 when the Series B private placement was consummated.

Year-End Audited Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

e) Deferred Charges, page F-18

8. We note your response to prior comment 16 of our letter dated March 2, 2007 where you indicate that the value of the warrants issued to the short-term debenture holders is a non-cash transaction and does not impact the analysis of the net cash flow difference. Pursuant to EITF 96-19 the present value of cash flows calculations of the new debt instrument should include any amounts "paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification." Please note that amounts "paid by the debtor" are not limited to cash payments and should include items such as warrants and other non-cash items. Please revise your calculations to include the fair value of the warrants issued and tell us how such calculations support your conclusions that the modification of the debentures was not considered to be substantially different, or revise your financial statements accordingly.

9. We further note that the Company considered the recapitalization transaction to be an extinguishment of debt pursuant to SFAS 140 and accordingly you revised your interim financial statements to reflect the unamortized deferred fees as a loss on extinguishment of debt rather than preferred stock issuance costs. Your disclosures on page F-26 indicate that the fair value of $1,329 assigned to these warrants will be amortized as additional non-cash interest expense during the remaining term of the debentures. Tell us how you considered the requirements of paragraph 20 of APB 26 to record the gain or loss on extinguishment of debt (whether it be from the recapitalization transaction or the debenture modification) as a separate item in your statements of operations.

k) Loss per Share, page F-19

10. We note your response to prior comment 12 of our letter dated March 2, 2007 and your revised disclosures in Note 3 to the Company's interim financial statements where you included the number of securities (i.e. warrants, options, conversion of Series A and Series B Preferred Shares and debentures) that were excluded from the calculations of diluted EPS because their inclusion would be anti-dilutive.

Revise to include similar disclosures in Note 2 to the Company's audited financial statements for the outstanding warrants, options and debentures excluded from the calculation of EPS.

You may contact Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: (212) 895- 2900
        Jonathan J. Russo, Esq.
        Thelen Reid Millstein Felder & Steiner LLP